Exhibit 12.1

Penn Virginia Resource Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2011
Earnings
Pre-tax income *	$33,030	$28,098	$101,701	$60,148	$67,070	$81,879
Fixed charges	19,783	19,766	26,850	27,368	39,164	38,359

Total earnings	$52,813	$47,864	$128,551	$87,516	$106,234	$120,238

Fixed Charges
Interest expense	$19,151	$18,896	$25,346	$24,878	$35,982	$35,588
Rental interest factor	632	870	1,504	2,490	3,182	2,771

Total fixed charges	$19,783	$19,766	$26,850	$27,368	$39,164	$38,359

Ratio of earnings to fixed charges	2.7x	2.4x	4.8x	3.2x	2.7x	3.1x

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.